Exhibit 2.1

ASSET TRANSFER AGREEMENT

BETWEEN

VALENTIS, INC.

AND

BIOLITEC, INC.

DATED AS OF OCTOBER 26, 2006

ii

Section 6.11	Severability	16

Section 6.12	Consent to Jurisdiction	17

Section 6.13	Waiver of Jury Trial	17

Section 6.14	Non-waiver	17

Section 6.15	Costs	17

Section 6.16	Equitable Relief	17

EXHIBITS

Exhibit A	List of Patents

iii

This ASSET TRANSFER AGREEMENT (this “Agreement”), dated as of October 26, 2006 (the “Closing Date”), between VALENTIS, INC., a Delaware corporation having a principal place of business at 863A Mitten Road, Burlingame, California 94010, (acting on behalf of itself and as agent for its Affiliates) (“Valentis”), and BIOLITEC, INC., a New Jersey corporation having an office at 515 Shaker Road, East Long Meadow, Massachusetts 01028 (“BIOLITEC”).

WHEREAS, Valentis desires to sell, transfer, assign, convey and deliver to BIOLITEC, and BIOLITEC desires to purchase from Valentis the Acquired Assets; and

WHEREAS, certain capitalized terms used in this Agreement have the meanings assigned to such terms in Section 6.02(a), and Section 6.02(b) identifies the sections of this Agreement in which certain other capitalized terms are defined.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants and agreements of the Parties contained in this Agreement, intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I.

SALE AND PURCHASE OF ASSETS

Section 1.01           Purchase and Sale At the Closing, Valentis shall, and shall (acting as agent for its Affiliates) cause its Affiliates to, on the terms and subject to the conditions of this Agreement, sell, assign, transfer, convey and deliver to BIOLITEC, and BIOLITEC shall purchase from Valentis and its Affiliates, all of the right, title and interest in, to and under the Acquired Assets for One Hundred Ten Thousand Dollars ($110,000) payable in accordance with Section 1.04(c) (the “Purchase Price”).  The purchase and sale of the Acquired Assets are referred to in this Agreement collectively as the “Acquisition”.

Section 1.02           Transfer of Assets The term “Acquired Assets” means all right, title and interest in, to and under those certain assets set forth below:

(i)            the Intellectual Property; and

(ii)           subject only to the terms and conditions of this Agreement, all the rights owned and/or controlled by Valentis and any of its Affiliates to the extent related to the Intellectual Property, including all claims (legal or equitable), including all claims for past damages or for licensing royalties or fees, counterclaims, credits, causes of action, choses in action, rights of recovery, rights of set off, guarantees, warranties, indemnities and similar rights (whether existing before or after the Closing Date).

Notwithstanding anything set forth herein to the contrary, solely for record maintenance purposes, Valentis may retain one (1) copy of each written embodiment of the Acquired Assets.

(b)           BIOLITEC acknowledges and agrees that it is not acquiring any rights, title or interest in, to or under, and the Acquired Assets shall not include, any of the following assets (the “Excluded Assets”):

(i)            any and all cash and cash equivalents of Valentis or any of its Affiliates;

(ii)           any and all manufacturing equipment and packaging assets owned or leased by Valentis or any of its Affiliates that relate to the Acquired Assets;

(iii)          any and all Valentis Names and any and all logos, variations or derivatives thereof;

(iv)          any and all refunds or credits of Taxes attributable to any Excluded Liability;

(v)           any and all Retained Information;

(vi)          any and all intellectual property or intellectual property rights other than the Intellectual Property; and

(vii)         any and all rights, claims and credits of Valentis or any of its Affiliates relating to any Excluded Asset or any Excluded Liability, including any such items arising under insurance policies and all guarantees, warranties, indemnities and similar rights in favor of Valentis or any of its Affiliates relating to any Excluded Asset or any Excluded Liability.

Notwithstanding anything herein to the contrary, Valentis shall provide to BIOLITEC on the Closing Date copies of all Retained Information related to the Acquired Assets.

(c)           Subject only to the LICENSE AND SETTLEMENT AGREEMENT dated July 3, 2003 between PolyMASC Pharmaceuticals, plc, and Alza Corporation (a copy of which is attached hereto as Exhibit B) (the “Alza Agreement”) and the LICENSE AGREEMENT between Valentis, Inc. and Celsion Corp. dated September 28, 2006 (a copy of which is attached hereto as Exhibit C (the “Celsion Agreement”), BIOLITEC shall acquire the Acquired Assets free and clear of all Liens.

Section 1.03           Liabilities Not Assumed By Valentis Valentis shall not assume, upon the terms and subject to the conditions of this Agreement, effective as of the Closing Date, and from and after the Closing Date, and shall not be obligated to pay, perform, satisfy or discharge when due, any of the following liabilities, obligations and commitments:

(i)            any liabilities for Taxes arising out of or relating to, directly or indirectly, to the ownership, sale or lease of any of the Acquired Assets, in each case, but only to the extent related to any period on or after the Closing Date; and

(ii)           any other liabilities, obligations or commitments of whatever kind and nature, primary or secondary, direct or indirect, absolute or contingent, known or unknown, whether or not accrued, arising out of or relating to, directly or indirectly, the Acquired Assets, or the ownership, sale or lease of any of the Acquired Assets, but only to the extent related to any period on or after the Closing Date.

(a)           BIOLITEC shall not assume any Excluded Liability, and each of the liabilities set forth in clauses (i), (ii), (iii) and (iv) of the defined term “Excluded Liabilities” shall be retained and paid, performed and discharged when due by Valentis and its Affiliates.  The term “Excluded Liability” shall mean:

(i)            accounts payable and liabilities, obligations and commitments of Valentis or any of its Affiliates relating to the Acquired Assets with respect to activities prior to the Closing Date;

(ii)           any Tax payable with respect to any business, assets, property or operation of Valentis or any member of any affiliated group of which Valentis is a member ( including any Taxes relating to or arising out of the Acquired Assets, but only to the extent related to any period prior to the Closing Date) for all taxable periods;

(iii)          any liability, obligation or commitment of Valentis or any of its Affiliates to the extent it arises out of or relates to any Excluded Asset; and

(iv)          any liability, obligation or commitment relating in any manner whatsoever to the Intellectual Property, all of which are expressly disclaimed by BIOLITEC.  BIOLITEC shall acquire title to the Acquired Assets free and clear of any liability, obligation or commitment relating in any manner whatsoever to the Acquired Assets, and Valentis shall perform fully and completely at its sole cost and expense any such liability, obligation or commitment.

Section 1.05

Closing; Closing Deliveries

(a)           The consummation of the transactions contemplated by this Agreement (the “Closing”) will take place on the Closing Date.

(b)           At the Closing, Valentis shall deliver or cause to be delivered to BIOLITEC the following:

(i)            assignments of any and all Patents, each duly executed by Valentis (it being agreed that BIOLITEC shall be responsible, at its own expense, for recordation of any such assignment, including without limitation with the U.S. Patent and Trademark Office) all in form and substance as set forth in Exhibit A or otherwise satisfactory to BIOLITEC, as well as such other documents as required for the sale, conveyance, transfer, assignment and delivery of the Acquired Assets, as herein provided, including such assignments, certificates or other instruments of transfer and conveyance, duly executed by Valentis, as BIOLITEC shall reasonably request to vest in BIOLITEC exclusive, good and marketable title to the Acquired Assets, free and clear of any Lien;

(ii)           a certificate, dated the Closing Date, duly executed by an authorized officer of Valentis, satisfactory in form and substance to BIOLITEC, to the effect that:  (A) the representations and warranties of Valentis made in this Agreement are true and correct in all respects, as of the Closing Date, and (B) Valentis has performed all obligations and covenants required to be performed or complied with on or prior to the Closing by Valentis under this Agreement by the time of Closing; and

(iii)          Copies of all files and records relating to the Acquired Assets including but not limited to its files, those of its Affiliates, and of any of its or their patent attorneys relating to the Patents within the Acquired Assets and all documents necessary and/or desirable (including originals where appropriate) for prosecution of the patent applications within the Patents and/or recording the transfer of the Patents.

(c)           At the Closing, BIOLITEC shall deliver to Valentis the following:

(i)            cash in the amount of One Hundred Ten Thousand Dollars  ($110,000) representing the Purchase Price, payable by wire transfer of immediately available funds to a bank account designated in writing by Valentis.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF VALENTIS

Valentis represents and warrants to BIOLITEC as follows:

Section 2.01           Organization Valentis is duly organized, validly existing and in good standing under the laws of the State of Delaware.

Section 2.02           Authority; Execution and Delivery; Enforceability Valentis has the requisite corporate power and authority to execute and deliver this Agreement and to perform all of its obligations hereunder.  The execution and delivery of this Agreement and the performance by Valentis of its obligations hereunder have been authorized by all requisite corporate action on its part, and Valentis has the authority to bind, and to make any and all representations and warranties herein on behalf of, its Affiliates.  This Agreement has been validly executed and delivered by Valentis.  Assuming that this Agreement has been duly authorized, executed and delivered by BIOLITEC, this Agreement constitutes a valid and binding obligation of Valentis and its Affiliates, enforceable against Valentis and its Affiliates in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, moratorium, reorganization or other laws of general applicability relating to or affecting the enforcement of creditors’ rights generally and general principles of equity; and (b) laws limiting the availability of specific performance, injunctive relief or other equitable remedies.

Section 2.03           Consents and Approvals; No Violations None of the execution and delivery of this Agreement by Valentis, the performance by Valentis of its obligations hereunder or the consummation of the Acquisition:

(i)            violates the certificate of incorporation, by-laws or other organizational documents of Valentis or any of its Affiliates;

(ii)           conflicts in any respect with or results in a violation or breach of, or constitutes a default under, any contract, agreement or instrument to which Valentis or any of its Affiliates is a party or by which Valentis, any of its Affiliates, or any Acquired Asset is bound, or results in the creation or imposition of any Lien upon any Acquired Asset;

(iii)          conflicts with or violates any existing law (including common law), statute, rule, regulation, ordinance, judgment, order or decree (each, a “Law”) applicable to Valentis, any of its Affiliates, or the Acquired Assets; or

(iv)          materially impairs Valentis’ or any Affiliate’s ability to consummate the transactions contemplated hereby or materially delays the consummation of the transactions contemplated hereby.

(b)           No filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the consummation by Valentis or any of its Affiliates of the transactions contemplated by this Agreement.

Section 2.04           Title to Assets Valentis and/or its Affiliates have good and valid title to all of the Acquired Assets, in each case, free and clear of all Liens and Valentis and/or its Affiliates are the sole legal and beneficial owner of the Acquired Assets and have the right to sell them to BIOLITEC in accordance with this Agreement.

(b)           Valentis and/or its Affiliates have the sole and exclusive right to enforce, license or transfer, without payment to any Third Party, each item of Intellectual Property.

Section 2.05           Employees Valentis and its Affiliates have taken all reasonable and practical steps (including, without limitation, entering into confidentiality and non-disclosure agreements with all key employees of Valentis, its Affiliates, and all consultants, independent contractors, third party developers or any other persons with access to or knowledge of the Intellectual Property) sufficient to safeguard and maintain the secrecy and confidentiality of, and proprietary rights in, all of the Intellectual Property; and each past and present employee, consultant and advisor of Valentis and any of its Affiliates has duly assigned to Valentis or its Affiliate his, her or its entire right, title and interest in and to all Intellectual Property that he, she or it solely or jointly conceives, reduces to practice, creates, derives, develops or makes during the period of his, her or its employment, consulting or advisory relationship with Valentis and/or any of its Affiliates.

Section 2.06           Patents Exhibit A sets forth a true and accurate list of all Intellectual Property.

(b)        Valentis owns and possesses all right, title and interest in, to and under each of the Patents within the Intellectual Property, free and clear of the claims of others, subject only to the Alza Agreement, the Biolitec Agreement and the Celsion Agreement, and of all Liens.  Valentis is the applicant/proprietor of record for each of the Patents.

(c)         The only licenses granted by Valentis or any of its Affiliates to any third party under or to any of the Intellectual Property are the license to Alza set forth in the Alza Agreement, the license to Biolitec Pharma Marketing Ltd set forth in the Biolitec Pharma Agreement, and the license to Celsion set forth in the Celsion Agreement.  The Intellectual Property is not subject to, nor has Valentis or any of its Affiliates granted any other option, license or right under or to, any of the Intellectual Property.

(d)        Each of the Patents was obtained and maintained in material compliance with all applicable laws and regulations of the jurisdiction within which it was filed.  Valentis and its Affiliates do not know of any reason why the issued patents that are part of the Patents are not valid and enforceable.  Valentis and its Affiliates are not aware of, and have not received notice of any dispute, opposition, claim or other actual or potential proceedings in relation to the Patents from Third Parties.  Valentis and its Affiliates do not possess and are not aware of any other intellectual property that would prevent or otherwise interfere with BIOLITEC’s or its Affiliates’ ability to practice throughout the world the inventions of the Patents, including without limitation the right to make, have made, use, sell and offer to sell products or methods claimed by the Patents.

(e)         No material steps are due to be taken in relation to any of the Patents and/or all official fees, maintenance fees, and annuity fees owned in connection with the Patents on or before the Closing Date have been fully paid, and no fees are payable in relation to the Patents which are due within 60 days after the Closing Date.

(f)         The Patents comprise all of the patents and patent applications owned or controlled by Valentis or its Affiliates which relate to pegylated liposomal formulations or technology.

(g)        To the Knowledge of Valentis and its Affiliates no Third Party has infringed or is infringing any of the Patents.

(h)        To the Knowledge of Valentis and its Affiliates, no Third Party has alleged or claimed that the practice of any invention disclosed or claimed in the Patents infringe or conflict with the intellectual property rights of any Third Party.

Section 2.07           Compliance with Laws Except as would not reasonably be expected to have a Material Adverse Effect:

(a)           the Acquired Assets, as held by Valentis and its Affiliates, are in compliance with all permits, government licenses, registrations, approvals, concessions, franchises, authorizations, orders, injunctions and decrees and applicable laws;

(b)           all governmental licenses, permits, registrations, approvals, concessions, franchises and authorizations principally employed in, or necessary to the use of the Acquired Assets to engage in, the business of  practicing or licensing the Intellectual Property have been obtained;

(c)           no Governmental Entity or other person has served notice on Valentis or any of its Affiliates that Valentis or any of its Affiliates, with respect to the use of any of the Acquired Assets, was or is in violation of any Law; and

(d)           none of Valentis or any of its Affiliates has received notice from any Governmental Entity that there are any circumstances currently existing that threaten to lead to any loss or refusal to renew any governmental licenses, permits, registrations, approvals, concessions, franchises and authorizations relating to the Acquired Assets on terms less advantageous to Valentis and its Affiliates than the terms of those licenses, permits, registrations, approvals, concessions, franchises and authorizations in force on the Closing Date.

Section 2.08           Litigation There is no claim, action or proceeding, including any patent opposition, patent interference, non-infringement, invalidity, unenforceability, and/or product liability claim (collectively, a “Proceeding”), pending or, to the Knowledge of Valentis or any of its Affiliates, threatened against Valentis or any of its Affiliates, in respect of the Acquired Assets, including any products or methods covered by the Acquired Assets, or the transactions contemplated by this Agreement.

(b)           There are no outstanding orders, injunctions or decrees of any Governmental Entity or court that apply to the Acquired Assets (or will apply to BIOLITEC after the Closing) that restrict the ownership, disposition  use or practice of any invention of the Acquired Assets.

Section 2.09           Material Facts Neither this Agreement nor any written statement or certificate furnished in connection herewith or any of the transactions contemplated hereby, contains an untrue statement of a material fact or omits to state a material fact that is necessary in order to make the statements contained herein and therein, in the light of the circumstances under which they are made, not misleading.  There are no facts that affect, or in the future might reasonably be expected to affect, adversely the Acquired Assets in any material respect that is not set forth in this Agreement.

Section 2.10           Taxes There are no tax liens on the Acquired Assets.  With respect to taxable years ending on or prior to Closing Date, Valentis has filed or will file all required tax returns with respect to the Acquired Assets and has paid or will pay all taxes due with respect to the Acquired Assets.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF BIOLITEC

BIOLITEC represents and warrants to Valentis as follows:

Section 3.01           Organization BIOLITEC is a limited liability company duly organized and validly existing under the laws of England.  BIOLITEC has all requisite corporate power and authority to own, lease and operate its properties and to conduct its business as now being conducted.

Section 3.02           Authority; Execution and Delivery; Enforceability BIOLITEC has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement and the performance by BIOLITEC of its obligations hereunder have been authorized by all requisite corporate action on the part of BIOLITEC.  This Agreement has been validly executed and delivered by BIOLITEC.  Assuming that this Agreement has been duly authorized, executed and delivered by Valentis, this

Agreement constitutes a valid and binding obligation of BIOLITEC, enforceable against BIOLITEC in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other laws of general applicability relating to or affecting the enforcement of creditors’ rights generally and general principles of equity.

Section 3.03           Consents and Approvals; No Violations None of the execution and delivery of this Agreement by BIOLITEC, the performance by BIOLITEC of its obligations hereunder or the consummation of the Acquisition:

(i)            violates the memorandum of association or other organizational documents of BIOLITEC

(ii)           conflicts in any respect with or results in a violation or breach of, or constitutes a default under, any material contract, agreement or instrument to which BIOLITEC is a party or by which BIOLITEC or any of its properties or assets are bound;

(iii)          conflicts with or violates any existing Law applicable to BIOLITEC;  or

(iv)          materially impairs BIOLITEC’s ability to consummate the transactions contemplated hereby or materially delays the consummation of the transactions contemplated hereby (a “BIOLITEC Material Adverse Effect”).

(b)           No filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the consummation by BIOLITEC of the transactions contemplated by this Agreement.

Section 3.04           Brokers or Finders Neither BIOLITEC nor its Affiliates have retained any agent, broker, investment banker, financial advisor or other firm or person that is or will be entitled to any brokers’ or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, and there are no claims for any of the foregoing.

Section 3.05           No Proceedings Except as would not reasonably be expected to have a BIOLITEC Material Adverse Effect, there is no Proceeding pending or, to the knowledge of BIOLITEC, threatened against BIOLITEC which would reasonably be expected to affect BIOLITEC’s ability to consummate the transactions contemplated by this Agreement.

ARTICLE IV.

COVENANTS

Section 4.01           Property Transfer Taxes Except as otherwise provided herein, any fees, charges, Taxes or other payments required to be made to any Governmental Entity in connection with the transfer of the Acquired Assets (collectively, “Transfer Taxes”) shall be paid by Valentis.  Valentis and BIOLITEC shall cooperate in timely making and filing all filings, Tax

Returns, reports and forms as may be required with respect to any Taxes payable in connection with the transfer of the Acquired Assets.

Section 4.02           Further Assurances; Etc. Each Party shall, from time to time after the Closing and without additional consideration, execute and deliver such further instruments and take such other commercially reasonable action as may be reasonably requested by the other Party to make effective the transactions contemplated by this Agreement.

(b)           Except as otherwise expressly set forth in this Agreement, from and after the Closing Date, neither Valentis nor any of its Affiliates shall make any use of the Acquired Assets and shall hold them in trust for BIOLITEC.

(c)           Valentis shall provide reasonable assistance, at BIOLITEC’s expense, to BIOLITEC with respect to any continuing prosecution of any item of Intellectual Property, including, without limitation, making employees available, rendering technical assistance or providing access to Retained Information.  BIOLITEC agrees that it will be responsible for any fees and/or expenses incurred under this clause by Valentis in relation to outside counsel after closing.

(d)           In the event BIOLITEC, or any of its Affiliates elects to license or enforce any item of Intellectual Property or any claim under any of the Acquired Assets against a Third Party, Valentis shall, at BIOLITEC’s expense, provide reasonable assistance for BIOLITEC or any of its Affiliates, to fully and exclusively pursue such license, enforcement or claim, including, without limitation, executing such additional documents or agreements as may be reasonably required, making material employees available, and rendering technical assistance to BIOLITEC or any of its Affiliates.   Nothing in this provision shall be deemed to imply that Valentis is under the “control” of BIOLITEC for the purposes of any rule of evidence or civil procedure.  BIOLITEC understands that Valentis Intellectual Property is managed by outside counsel.  Future assistance that may be requested of Valentis outside counsel may be unavailable depending on conflict determinations; however, any such conflict shall not prevent Valentis’ outside counsel from providing any documents relating to the Intellectual Property.  Nothing in this Agreement shall be deemed by BIOLITEC to place Valentis’ outside counsel in an attorney-client relationship with respect to BIOLITEC.

(e)           Except as would not reasonably be expected to have a Material Adverse Effect, Valentis and its Affiliates shall take no action to disparage or diminish the value of the Acquired Assets.  Valentis and its Affiliates shall not assert or state that any of the Patents are invalid or unenforceable.

Section 4.03           No Use of Valentis Names BIOLITEC shall not use any signs or stationery, purchase order forms, packaging, labeling or other similar items or supplies, advertising and promotional materials, product, training and service literature and materials, or computer programs or like materials (collectively, the “Supplies”) that include or contain any trademark, trade names, service mark or corporate or business names of Valentis or its Affiliates (or any logo, variation or derivative thereof) (collectively, “Valentis Names”); provided, however, that, to the extent any Supplies so include or contain Valentis Names, BIOLITEC may, for a period of one hundred eighty (180) days after the Closing Date, use such Supplies, subject to the limitations set forth in this Section 4.03.  BIOLITEC shall not reorder or produce any Supplies which include or contain any Valentis Names.  Except as set forth above, BIOLITEC shall not use Supplies or the Valentis Names for external purposes without the prior written consent of Valentis, which consent shall not be unreasonably withheld or delayed.  Nothing in this Section 4.03 shall be deemed as transferring any rights in, to or under the Valentis Names.

Section 4.04           Bulk Transfer Laws Valentis shall indemnify BIOLITEC against any non compliance by Valentis and its Affiliates with the provisions of any so-called “bulk transfer law” of any jurisdiction in connection with the sale of the Acquired Assets to BIOLITEC.  Valentis shall indemnify BIOLITEC for any tax liability that results from any such non-compliance.

Section 4.05           Post-Closing Cooperation BIOLITEC and Valentis shall cooperate with each other, and shall cause their officers, employees, agents, auditors, Affiliates and representatives to cooperate with each other, after the Closing Date, to ensure the orderly transition of the Acquired Assets from Valentis to BIOLITEC.  After the Closing and upon reasonable advance written notice, Valentis shall free of charge use reasonable efforts to assist BIOLITEC in the exploitation, including out-licensing or enforcement of the Intellectual Property, of the Acquired Assets, including by furnishing or causing to be furnished to BIOLITEC and its employees, counsel, auditors and representatives access, during normal business hours, information and assistance relating to the Acquired Assets (to the extent within the control of Valentis); provided, however, that to the extent the assistance requested by BIOLITEC under this sentence and not otherwise required by Valentis or its Affiliates under this Agreement, requires greater than 16 FTE hours of assistance by Valentis in-house personnel, Valentis shall so notify BIOLITEC and if BIOLITEC still requests that Valentis provide such assistance BIOLITEC shall agree to reimburse Valentis for the providing of such assistance in excess of the 16 FTE hours at a rate of $300 per hour per person.  BIOLITEC agrees that it will be responsible for any reasonable fees and/or expenses incurred under this clause by Valentis in relation to outside counsel after the Closing.

(b)           After the Closing and upon reasonable advance written notice, BIOLITEC and Valentis shall furnish or cause to be furnished to each other, as promptly as practicable, such information and assistance (to the extent within the control of such Party) relating to the Acquired Assets (including reasonable access to books and records) as is reasonably requested for the filing of all Tax Returns, and making of any election related to Taxes, the preparation for any audit by any Taxing authority, and the prosecution or defense of any claim, suit or proceeding related to any Tax Return.  Valentis and BIOLITEC shall provide commercially reasonable cooperation to each other in the conduct of any audit or other proceeding relating to Taxes involving the Acquired Assets.  BIOLITEC shall retain the books and records of Valentis and its Affiliates included in the Acquired Assets for a period of seven (7) years after the Closing.  Valentis agrees that it will be responsible for any fees and/or expenses incurred under this clause by BIOLITEC in relation to outside advisors after closing

(c)           Neither Party shall be required by this Section 4.05 to take any action that would unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations.

ARTICLE V.

SURVIVAL AND INDEMNIFICATION

Section 5.01           Survival All representations and warranties shall survive the consummation of the transaction contemplated hereby and continue until the third anniversary of the Closing Date; notwithstanding the foregoing, any representations and warranties by Valentis concerning the Patents shall continue until expiration of the last to expire Patent.

Section 5.02           Indemnification by Valentis Valentis agrees to indemnify and hold harmless BIOLITEC, its Affiliates and their respective officers, directors, employees, agents, successors and assigns (each, a “BIOLITEC Indemnified Party”) against any and all Liabilities and costs and damages (including amounts paid in settlement and reasonable costs of investigation and legal expenses) as incurred (collectively, “Losses”) arising out of or relating to (a) a breach of any representation, warranty, covenant or agreement of Valentis in this Agreement or any Related Agreement or in any certificate or instrument delivered pursuant hereto or (b) any of the Excluded Liabilities.  The parties agree to treat any indemnity payment by Valentis as a reduction to the Purchase Price.  In the event any such indemnity payment is subject to withholding tax Valentis will pay such additional amounts to BIOLITEC so that net amount received by the BIOLITEC will be the same as it would have been had there been no withholding.  Notwithstanding the foregoing, the indemnification provided for herein shall not apply to the extent that the Losses of a BIOLITEC Indemnified Party are due to such party’s gross negligence, recklessness or willful misconduct.

Section 5.03           Indemnification by BIOLITEC BIOLITEC agrees to indemnify and hold harmless Valentis, its Affiliates and their respective officers, director, employees, agents, successors and assigns (each, a “Valentis Indemnified Party”) against any and all Losses arising out of or related to a breach of any representation, warranty, covenant or agreement of BIOLITEC in this Agreement or any Related Agreement or in any certificate or instrument delivered pursuant hereto.  Notwithstanding the foregoing, the indemnification provided for herein shall not apply to the extent that the Losses of a Valentis Indemnified Party are due to such party’s gross negligence, recklessness or willful misconduct.

Section 5.04           Indemnification Process In the case of any claim asserted by a third party against a party entitled to indemnification under this Agreement (the “Indemnified Party”), notice shall be given by the Indemnified Party to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and the Indemnified Party shall permit the Indemnifying Party (at the expense of such Indemnifying Party) to assume the defense of any claim or any litigation resulting therefrom; provided that (a) the counsel for the Indemnifying Party who shall conduct the defense of such claim or litigation shall be reasonably satisfactory to the Indemnified Party, (b) the Indemnified Party may participate in such defense at such Indemnified Party’s expense, and (c) the omission by any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its indemnification obligation under this Agreement except to the extent that such omission results in a failure of actual notice to the Indemnifying Party and such Indemnifying Party is materially damaged as a result of such failure to give notice.  Except with the prior written consent of the Indemnified Party, no Indemnifying

Party, in the defense of any such claim or litigation, shall consent to entry of any judgment or enter into any settlement that provides for injunctive or other non-monetary relief affecting the Indemnified Party or that does not include as an unconditional term thereof the giving by each claimant or plaintiff to such Indemnified Party of a release from all liability with respect to such claim or litigation.  In the event that the Indemnified Party shall in good faith determine that the conduct of the defense of any claim subject to indemnification hereunder or any proposed settlement of any such claim by the Indemnifying Party might be expected to affect adversely the Indemnified Party’s Tax liability or the ability of BIOLITEC to conduct its business, or that the Indemnified Party may have available to it one or more defenses or counterclaims that are inconsistent with one or more of those that may be available to the Indemnifying Party in respect of such claim or any litigation relating thereto, the Indemnified Party shall have the right at all times to take over and assume control over the defense, settlement, negotiations or litigation relating to any such claim at the sole cost of the Indemnifying Party; provided that if the Indemnified Party does so take over and assume control, the Indemnified Party shall not settle such claim or litigation without the written consent of the Indemnifying Party, such consent not to be unreasonably withheld or delayed. In the event that the Indemnifying Party does not accept the defense of any matter as above provided, the Indemnified Party shall have the full right to defend against any such claim or demand and shall be entitled to settle or agree to pay in full such claim or demand with the written consent of the Indemnifying Party, such consent not to be unreasonably withheld or delayed.  In any event, the Indemnifying Party and the Indemnified Party shall cooperate in the defense of any claim or litigation subject to this Section 5.04 and the records of each shall be available to the other with respect to such defense.

ARTICLE VI.

MISCELLANEOUS

Section 6.01           Notices Except as otherwise specifically provided herein, any notice or other documents to be given under this Agreement shall be in writing and shall be deemed to have been duly given if sent by registered post, nationally recognized overnight courier or confirmed facsimile transmission to a Party (followed by hard copy by mail) or delivered in person to a Party at the address or facsimile number set out below for such Party or such other address as the Party may from time to time designate by written notice to the other:

(a)	if to Valentis, to:

Valentis, Inc.
863A Mitten Road
Burlingame, CA 94010
Attention: CEO, President
Facsimile No: (650) 652-1990

with a required copy to:

Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025

Attention: Alan Mendelson, Esq.
Facsimile No: (650) 463-2600

(b)	if to BIOLITEC, to:

Biolitec, Inc.
515 Shaker Road
East Longmeadow, MA 01028
Attention: Bolesh J. Skutnik, PhD, JD

Any such notice or other document shall be deemed to have been received by the addressee three (3) Business Days following the date of dispatch of the notice or other document by post or, where the notice or other document is sent by overnight courier, by hand or is given by facsimile, simultaneously with the transmission or delivery thereof.

Section 6.02           Definitions; Interpretation For purposes of this Agreement:

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such Person. A Person shall be regarded as in control of another Person if such Person owns, or directly or indirectly controls, more than fifty percent (50%) of the voting securities (or comparable equity interests) or other ownership interests of the other Person, or if such Person directly or indirectly possesses the power to direct or cause the direction of the management or policies of the other Person, whether through the ownership of voting securities, by contract or any other means whatsoever, provided, however, that for purposes of this Agreement, the term “Affiliate” shall not include subsidiaries in which a Party or its Affiliates owns a majority of the ordinary voting power to elect a majority of the Board of Directors, but is restricted from electing such majority by contract or otherwise, until such time as such restrictions are no longer in effect.

“Business Day” shall mean any day other than (a) a Saturday or Sunday or (b) any other day on which commercial banks in New York City are authorized or required by law to close.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Governmental Entity” shall mean any federal, state, local or non-United States government, legislature, governmental agency, administrative agency or commission or other governmental authority or instrumentality or any United States or non-United States court of competent jurisdiction.

“Intellectual Property” shall mean the Patents and the documentation set forth on Exhibit A hereto relating to the Patents.

“Knowledge of Valentis” shall mean the actual knowledge of the executive officers of the Company after due inquiry.  The term “due inquiry” shall mean such inquiry by the applicable person as such person would normally be reasonably expected to make in the ordinary course of his or her regular and usual duties as an owner, director, officer or key employee of a corporation.

“Liabilities” means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unfixed, unliquidated, unsecured, unmatured, unaccrued, unasserted, contingent, conditional, inchoate, implied, vicarious, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with generally accepted accounting principles applied on a consistent basis.

“Lien” shall mean any lien (statutory or otherwise), claim, charge, option, security interest, pledge, mortgage, restriction, license, financing statement or similar encumbrance of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any lease having substantially the same effect as any of the foregoing and any assignment or deposit arrangement in the nature of a security device).

“Material Adverse Effect” shall mean a material and adverse effect on any Acquired Asset, the Parties’ ability to consummate the Acquisition or BIOLITEC’s use of the Acquired Assets following the Acquisition.

“Party” shall mean Valentis or BIOLITEC and, when used in the plural, shall mean Valentis and BIOLITEC and in the case of Valentis shall include its Affiliates.

“Patents” shall mean all patents and patent applications, and all additions, divisions, continuations, continuations-in-part, substitutions, reissues, extensions, registrations and renewals.

“Person” shall mean any individual, group, corporation, partnership or other organization or entity (including any Governmental Entity).

“Retained Information” shall mean those books and records prepared and maintained by Valentis and its Affiliates and all Tax records.

“Tax Return” shall mean any report, return or other information filed with any taxing authority with respect to Taxes imposed upon or attributable to the Acquired Assets.

“Taxes” shall mean any and all taxes, charges, fees, tariffs, imports, required deposits, levies or other like assessments, including, but not limited to, transfer, income, profits, net worth, asset, value added transactions, gains, gross receipts, excise, inventory, property (real, personal or intangible), custom duty, sales, use, license, withholding, payroll, employment, social security, capital stock and franchise taxes, imposed by any Governmental Entity.

“Third Party” shall mean any Person who or which is neither a Party nor an Affiliate of a Party.

(b)           The following terms have the meanings set forth in the Sections set forth below:

Term	Section
Acquired Assets	1.02(a)
Acquisition	1.01

Term	Section
Agreement	Preamble
BIOLITEC	Preamble
BIOLITEC Indemnified Party	5.02
BIOLITEC Material Adverse Effect	3.03(a)
Closing	1.04(a)
Closing Date	Preamble
Excluded Assets	1.02(b)
Excluded Liabilities	1.03(b)
Indemnified Party	5.04
Indemnifying Party	5.04
Law	2.03(a)
Losses	5.02
Proceeding	2.08(a)
Purchase Price	1.01
Tax Liability	1.03(b)(ii)
Transfer Taxes	4.01
Valentis	Preamble
Valentis Indemnified Party	5.03
Valentis Names	4.03

(c)           In the event of an ambiguity or if a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

(d)           The definitions of the terms used in this Agreement shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  Any reference to dollars shall mean United States dollars.  In this Agreement, the words “include”,  “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, and the word “will” shall be construed to have the same meaning and effect as the word  “shall”.  Unless the context requires otherwise, in this Agreement (i) any definition of or reference to any agreement, instrument or other document in this Agreement shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein or therein), (ii) any reference in this Agreement to any Person shall be construed to include the Person’s successors and assigns, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, and (iv) all references in this Agreement to Articles, Sections, Exhibits shall be construed to refer to Articles, Sections, and Exhibits of this Agreement.

Section 6.03           Descriptive Headings The descriptive headings herein are inserted for convenience only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 6.04           Counterparts This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other Party.

Section 6.05           Entire Agreement This Agreement, along with the Exhibits hereto and thereto contain the entire agreement and understanding between the parties hereto with respect to the Acquisition and supersede all prior agreements and understandings relating to the Acquisition.  No Party shall be liable or bound to any other Party in any manner by any representations, warranties or covenants other than as specifically set forth herein.

Section 6.06           Fees and Expenses Regardless of whether or not any of the transactions contemplated by this Agreement are consummated, each Party shall bear its own fees and expenses incurred in connection with the transactions contemplated by this Agreement.

Section 6.07           Governing Law This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed entirely within such state, without regard to the conflicts of law principles of such state.

Section 6.08           Assignment Valentis may not transfer or assign this Agreement, directly or indirectly, or any of its rights hereunder without the prior written consent of BIOLITEC, other than (a) to one or more Affiliates, or (b) to a successor in connection with the transfer or sale of all or substantially all of its business relating to the subject matter of this Agreement.  BIOLITEC shall be entitled to freely transfer or Assign this Agreement, directly or indirectly, or any of its rights hereunder, including without limitation the Intellectual Property, without the prior written consent of Valentis.  Any attempted transfer or assignment in violation of this Section 6.08 shall be void; provided, that in the event of a permitted change in control, the original party’s (or its successor’s) obligations hereunder shall continue.  This Agreement shall be binding upon and inure to the benefit of the parties and their permitted successors and assigns.

Section 6.09           Amendments and Waivers This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties hereto.  By an instrument in writing, BIOLITEC, on the one hand, or Valentis, on the other hand, may waive compliance by the other Party with any term or provision of this Agreement that such other Party was or is obligated to comply with or perform.

Section 6.10           Successors and Assigns This Agreement shall be binding upon and inure solely to the benefit of the Parties, their successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Third Party any right, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 6.11           Severability In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the parties shall negotiate in good faith with a view to the substitution therefor of a suitable and equitable solution in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid provision; provided, however, that the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein or therein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties hereto and thereto shall be enforceable to the fullest extent permitted by law.

Section 6.12           Consent to Jurisdiction Each of BIOLITEC and Valentis irrevocably submits to the jurisdiction of New York for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby.  Each of BIOLITEC and Valentis agrees to commence any such action, suit or proceeding in New York   Each of BIOLITEC and Valentis irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby and thereby in New York and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 6.13           Waiver of Jury Trial Each Party hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of, under or in connection with this Agreement.  Each Party hereto:

(a)           certifies that no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce that foregoing waiver; and

(b)           acknowledges that it and the other Party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 6.13.

Section 6.14           Non-waiver Any failure on the part of a Party to enforce at any time or for any period of time any of the provisions of this Agreement shall not be deemed or construed to be a waiver of such provisions or of any right of such Party thereafter to enforce each and every such provision on any succeeding occasion or breach thereof.

Section 6.15           Costs.

Each Party agrees to indemnify and keep indemnified the other Party against any and all legal costs and/or expenses incurred by the other Party as a result of any breach of this Agreement by the Indemnifying Party.

Section 6.16           Equitable Relief.

Each Party agrees that on any breach of this Agreement by it, the other Party shall be entitled to any appropriate injunctive and/or other equitable relief in relation to such breach.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

VALENTIS, INC. (on behalf of itself and as agent for its Affiliates)

By:	/s/ John J. Reddington
Name: John J. Reddington
Title: Chief Operating Officer

BIOLITEC, INC.

By:	/s/ Kelly B. Moran
Name: Kelly B. Moran
Title: Chief Operating Officer

EXHIBIT A

LIST OF PATENTS

U.S. Patent No. 6,132,763, any Patents upon which U.S. Patent No. 6,132,763 claims priority, any corresponding foreign Patents, and all files of Valentis and its Affiliates (including any of their attorneys) relating to any of the foregoing Patents.

EXHIBIT B

LICENSE AND SETTLEMENT AGREEMENT dated July 3, 2003 between PolyMASC Pharmaceuticals, plc, and Alza Corporation (the “Alza Agreement”)

EXHIBIT C

LICENSE AGREEMENT between Valentis, Inc. and Celsion Corp. dated September 28, 2006 (the “Celsion Agreement”)